August 11, 2011

BY EDGAR AND COURIER

Mr. John Reynolds

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Tilly’s, Inc.
Registration Statement on Form S-1 filed on July 1, 2011
Amendment No. 1 filed on August 11, 2011
File No. 333-175299

Dear Mr. Reynolds:

On behalf of Tilly’s, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission relating to the Company’s Registration Statement on Form S-1 (Registration No. 333-175299). An electronic version of Amendment No. 1 has been concurrently filed with the Commission through its EDGAR system. The enclosed copy of Amendment No. 1 has been marked to reflect changes made to the Registration Statement.

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated July 28, 2011, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined shall have the meanings in the Registration Statement.

General

1.	Prior to effectiveness, please have a New York Stock Exchange call the staff to confirm that your securities have been approved for listing.

Response: The Company advises the Staff that it will contact the New York Stock Exchange and ask them to confirm to the Staff that the Company’s securities have been approved for listing.

2.	Prior to the effectiveness of the company’s registration statement, please inform us as to whether the amount of compensation allowable or payable to the underwriter has received clearance by the Financial Industry Regulatory Authority.

Mr. John Reynolds

August 11, 2011

Response: The Company advises the Staff that prior to the effectiveness of the Registration Statement, it will confirm it has received clearance from FINRA as to the amount of compensation allowable or payable to the underwriters.

3.	We will process your amendments without price ranges. As the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Response: The Company acknowledges the Staff’s comment and understands that the Staff may have additional comments once the price range and all material information now appearing blank throughout the document have been included in the Registration Statement.

4.	In your next amendment, please clarify the amounts estimated to be distributed to stockholders of class B common stock related to the S Corporation conversion tax liability.

Response: Based on its conversation with the Staff, the Company understands that this comment relates to the estimated amount to be distributed to World of Jeans & Tops’ “S” Corporation shareholders upon completion of the Reorganization Transaction. The Company advises the Staff that the amount to be distributed will equal the undistributed cumulative earnings remaining in World of Jeans & Tops from the date of its formation up to the date of termination of its “S” Corporation status. The Company supplementally discloses that as of April 30, 2011, this amount was approximately $64.9 million. Because this amount will continue to change until the termination of the “S” Corporation status, the Company will supplementally disclose to the Staff this estimated amount with subsequent amendments until such time as the Company is close enough to the anticipated termination of the “S” Corporation status so that a final estimated amount can more reasonably be determined. At that time the Company will include the distribution amount in the Registration Statement.

Prospectus Summary, page 1

5.	Please revise pages 2 and 62 to clarify the basis for your belief you “capture more shopping trips and generate higher sales per visit.”

Response: The Company advises the Staff that it has revised pages 2 and 65 to clarify the basis for its belief that the Company is positioned to capture more shopping trips and generate higher sales per visit.

6.

Please revise to add context to your disclosure on page three that “there is a significant opportunity to expand our store base from 126 locations … to 500 stores across the United States.” Based on your projected growth rate of 15%, it appears that it may take

Mr. John Reynolds

August 11, 2011

approximately 10 years to open 500 stores. We note similar disclosure in your Management’s Discussion and Analysis and Business sections.

Response: The Company advises the Staff that it has clarified the wording on pages 3, 36 and 66 to indicate that at the 15% pace of projected annual growth it will take approximately 10 years to reach the 500 store expansion target.

7.	Please revise to provide the basis of your belief that net sales and cash flows of new stores will be $2.2 million and $300,000, respectively, in the first year, as described on pages 3, 36, and 64. Further, please revise to explain why you believe your cash-on-cash payback period will be 18 months.

Response: The Company advises the Staff that it has revised its disclosure on pages 37 and 73 to provide additional information on the basis of its belief on the financial performance and the cash-on-cash payback period of its new stores.

8.	Please revise to clarify what you mean by “we have the opportunity to drive margin through efficiencies and continued process improvements …” as described on pages 3, 64, and 65. Please provide examples.

Response: The Company advises the Staff that it has revised its disclosure on pages 3 and 68 to clarify its statement regarding the opportunity to drive margin through efficiencies and process improvements by explaining that many of the opportunities to increase cost efficiencies will be the result of leveraging the larger operations of the Company against an established resource base that would not be increasing as quickly as sales would increase.

Summary Consolidated Financial Data, page 7 and Selected Consolidated Financial Data, page 33

9.	In footnote four to your table, you disclose that e-commerce sales are included in your comparable store sales calculation, yet you exclude such amounts in your sales per store and sales per square foot calculations. Please address the following:

•	Revise your note to clarify if your comparable store sales data includes or excludes e-commerce shipping and handling revenue.

Response: The Company advises the Staff that it has revised its disclosure on pages 8, 35, 38, 42 and 49 to note that its comparable store sales data excludes e-commerce shipping and handling revenue.

•

Provide us with your basis for including e-commerce revenue in your comparable stores calculation, yet excluding such amounts from your per store and per square foot calculations. Your explanation should also clarify how including e-commerce

Mr. John Reynolds

August 11, 2011

sales in comparable store sales allows you to evaluate how your retail store segment is performing, as disclosed on page 37.

Response: The Company advises the Staff that it includes e-commerce sales in its comparable stores calculation as the nature of the e-commerce store is very similar to the brick-and-mortar stores, and the inclusion of e-commerce sales in the comparable stores calculation is consistent with the calculation used by many other retailers. The Company applies cross-channel marketing initiatives, experiences a crossover of customers and utilizes pooled inventory purchasing for its e-commerce store and brick-and-mortar stores. The linkage in such activities between the e-commerce store and brick-and-mortar stores allows the Company to better evaluate customer preferences and product mix for all of its stores. The Company views its e-commerce store similarly to its brick-and-mortar stores in most respects from both an internal operations and accounting perspective. Therefore, the Company believes that including e-commerce revenue in its comparable stores calculation provides the most accurate reflection of the Company’s revenue growth excluding the opening of new stores.

The Company excludes e-commerce sales from its calculation of sales per store and sales per square foot as the Company believes the readers of the Registration Statement would most likely view these metrics as relevant only to brick-and-mortar stores. The Company believes that most retailers do not include e-commerce sales in these commonly presented metrics, and it is the Company’s intent to present these metrics similarly to other companies in the retail industry for comparability.

•

Considering the rapid increase in your e-commerce business (i.e. approximately 10% of your revenue), provide us with the comparable store sales change for each period presented excluding your e-commerce store revenue.

Response: The Company advises the Staff that the comparable store sales increase/decrease, excluding e-commerce store revenue, is listed in the table below for each period presented in the Registration Statement.

	Comparable Store Sales Change
	Without e-commerce	With e-commerce	Difference
Fiscal Year 2006	14.8%	17.3%	2.5%
Fiscal Year 2007	5.3%	8.7%	3.4%
Fiscal Year 2008	-14.4%	-12.5%	1.9%
Fiscal Year 2009	-6.0%	-3.1%	2.9%
Fiscal Year 2010	3.4%	6.7%	3.3%
First Quarter 2010	-0.9%	2.2%	3.1%
First Quarter 2011	15.9%	18.2%	2.3%

As noted above, the impact of including e-commerce revenues in the comparable store sales calculation is fairly consistent in each period.

Mr. John Reynolds

August 11, 2011

Risk Factors, page 9

10.	We note your disclosure on pages 47 and 50 that there is no guarantee that you will be able to replace your existing Wells Fargo credit facility that expires upon the consummation of your offering. Please add a risk factor or revise the first full risk factor on page 21 that addresses this risk and also address the affect on your liquidity and growth plans.

Response: The Company advises the Staff that it has revised the last risk factor on page 21 to indicate that there is no guaranty that the Company will be able to amend its existing line of credit upon completion of the initial public offering. In addition, the Company has revised the disclosure throughout the Registration Statement to clarify that the facility would, if successfully completed as anticipated, be an amendment of the existing facility and not a replacement of the existing facility.

11.	Your risk factors need to be set forth in the order of materiality. In this regard, revise to more prominently disclose the risk factors “The terms of our planned revolving credit facility impose …” and “Our founders control a majority of the voting power of our common stock ….”

Response: The Company advises the Staff that it believes the risk factor regarding the Company’s planned revolving credit facility is appropriately placed. The Company has never drawn on the facility since it was first put in place in 2003, and the Company does not have any current plans to draw on the amended credit facility during the 12 months following the initial public offering. Further, the Company refers the Staff to response #22 where the Company states that it does not believe the lack of the credit facility would have a material adverse impact on the Company’s operations, liquidity or growth plans. However, the Company has moved the risk factor regarding its founders controlling a majority of our voting power from page 22 of the previous version of the Registration Statement to page 18 (immediately following the risk factor regarding infringement of third parties’ intellectual property rights) in the Registration Statement.

Use of Proceeds, page 28

12.	We note your statement that “we expect proceeds in excess of the final “S” Corporation distribution to be approximately … we will use such proceeds for working capital and other general corporate purposes.” Please revise to clarify what the anticipated working capital and general corporate purposes expenses will consist of and the amounts for each noted purpose.

Response: The Company supplementally advises the Staff that because the Company expects that most of the net proceeds (estimated to be more than 70% of the net proceeds based on the current anticipated offering size) will be used to fund the Company’s final “S” Corporation

Mr. John Reynolds

August 11, 2011

distribution, the Company does not have a specific plan for the remaining offering proceeds at this time. The Company has revised the disclosure on page 29 to indicate that it does not have a specific plan for use of the remaining portion of the offering proceeds at this time.

13.	We note that you retain broad discretion in the allocation of any remaining net proceeds from this offering after repaying your notes related to the S Corporation tax liability of the World of Jeans & Tops stockholders. Please revise to comply with Instruction 7 of Item 504 of Regulation S-K.

Response: The Company advises the Staff that it has revised the disclosure and removed the last paragraph of the Use of Proceeds section on page 29, which contained the reference to the Company retaining broad discretion in the allocation of any remaining net proceeds.

14.	Please revise to include the fees to be paid to Miller Buckfire & Co., LLC, as described on page 119 if you plan on using the proceeds of the offering to pay these fees.

Response: The Company supplementally advises the Staff that the Company does not intend to pay the fees of Miller Buckfire & Co., LLC (“Miller Buckfire”) with the net proceeds from this offering as contemplated under Item 504 of Regulation S-K. The Company respectfully submits that the fees to be paid to Miller Buckfire as an issuer financial advisor are similar to expenses directly attributable to an offering that are deducted by registrants from the proceeds considered in “Use of Proceeds” under Item 504, such as counsel fees and expenses, accountant fees and expenses, and printer costs. Therefore, the Company does not believe disclosure of the Miller Buckfire fee is appropriate in the Use of Proceeds section as the funds used to pay Miller Buckfire do not constitute net proceeds of the offering. Further, the Company has revised the disclosure in Item 13 on page II-1 to clarify that the fees payable to Miller Buckfire are considered expenses in connection with the offering, as well as the disclosure on pages 5, 8, 29, 31, 32 and 33 to clarify that a portion of the Company’s expenses incurred in connection with the offering will be reimbursed by the underwriters.

Management’s Discussion and Analysis, page 35

15.	Please revise your Overview to discuss any trends, events and uncertainties as they relate to your business.

Response: The Company advises the Staff that it has revised the last paragraph of the Overview section on page 37 to further discuss trends, events and uncertainties as they relate to its business. Additionally, the Company advises the Staff that it is not aware of any other material trends or uncertainties that are not already disclosed in the Registration Statement.

16.	Please revise to clarify how you will fund your expansion plans and your e-commerce fulfillment and distribution facility.

Mr. John Reynolds

August 11, 2011

Response: The Company advises the Staff that it has revised the disclosure on page 37 to clarify how the Company will fund its expansion plans and e-commerce fulfillment and distribution facility.

17.	To the extent that you are expected to provide a loan guarantee for the new e-commerce distribution facility for an affiliated landlord, please revise your disclosure in your Liquidity and Capital Resources and Related Party sections.

Response: The Company advises the Staff that it will not provide a loan guaranty for its new e-commerce distribution facility.

Results of Operations, page 39

18.	We note you separately discuss changes in your e-commerce store. As such changes are included in your comparable store discussion in the preceding paragraph for each period presented, please supplement your e-commerce discussion to clarify that such sales are also included in comparable store sales. Such additional disclosure will provide an investor with clearer understanding of your business.

Response: The Company advises the Staff that it has revised its disclosure on pages 42, 44 and 46 to clarify that e-commerce sales are included in comparable store sales.

19.	For each period presented, revise your discussion of gross profit to describe and quantify underlying material activities that generate variances between periods. Please ensure to quantify separately the effect of each causal factor that you cite for material changes in your financial statement amounts, as required in Financial Reporting Codification Section 501.04.

Response: The Company advises the Staff that it has revised its disclosures on pages 42, 44, 46 and 47 to describe and quantify the underlying material activities which generated the significant change in gross profit as a percentage of net sales between the periods presented.

Liquidity and Capital Resources

Net Cash Provided by Operating Activities, page 48

20.

Please revise your disclosures to include an analysis of your cash flows from operating activities that explains the significant year-to-year variations in the line items (e.g. provide an explanation of the significant change in your receivables, inventory, accounts payable and accrued expenses). Your analysis should not merely recite information presented in the consolidated statement of cash flows. Please refer to the SEC’s Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations [Release No. 33-8350,

Mr. John Reynolds

August 11, 2011

<http://www.sec.gov/rules/interp/33-8350.htm>] as it relates to liquidity and capital resources.

Response: The Company advises the Staff that it has revised its disclosures on page 51 to include a more detailed analysis of its cash flows from operating activities for each of the periods presented.

21.	We note in October 2010 you issued and re-priced stock options at $8.98 per share and in March 2011 you issued stock options at $16.26 per share. Please address the following to provide an investor with a better understanding of the changes in your valuation to date and to your expected IPO price, when available.

•	Please revise to disclose your specific rationale for allocating percentages of total fair value to the three methods used on page 56 (i.e. 50%, 40% and 10%).

Response: The Company advises the Staff that it has revised its disclosure to provide additional information regarding its rationale for allocating percentages of total fair value to the three methods used on page 59.

•

Please tell us if the comparable companies used to determine the expect term and volatility of your option model inputs were consistent with those used in the market approach. If there were any differences, please tell us why. In addition, tell us if these companies used differed from those listed on page 72 under Competition and tell us why.

Response: The Company advises the Staff that it used 18 specialty apparel retailers and one branded action sports manufacturer (which also has specialty retail operations) to determine the expected term and volatility for option model inputs. This broad selection of companies was used to capture data averages for the model because the Company considered stock volatility and option terms of a larger number of data points available from the broader specialty retail sector to be more meaningful than limiting the inputs to a lesser number of data points, which would result from selecting only those companies most similar to Tilly’s.

By comparison, 11 companies were used for the market approach for valuation purposes, nine of which were youth-oriented apparel retailers. These nine were also in the broader selection used for option model inputs. The other two that were not in the option model selection but were included for the market approach for valuation were (1) a shoe retailer, which was included for market valuation purposes to reflect that a substantial part of the Company’s product offering is footwear, which is different than most of the other specialty retailers in this sample, and (2) a newly public youth-oriented specialty apparel retailer with growth characteristics similar to Tilly’s but which, because of its recent status as a public company, would not have developed a stable history of data for option model input.

Mr. John Reynolds

August 11, 2011

The competition listed on page 76, in contrast, does not include all retailers included in the lists above, but was rather intended to list the retailers considered to have the most overlap with Tilly’s. Therefore the Company used words to describe those example retailers as “…competing with other teenage-focused retailers such as, but not limited to…”. Of the 10 example competitors listed on page 76, eight of those were also included in the market approach list for valuation purposes. The two that are listed as competitors on page 76 but were not included in the market approach are (1) a private company, where data was not available for the market approach, which was a strong competitor, and (2) a company catering to the young women’s (“juniors”) business but was not included in the market approach for valuation because another “juniors” apparel retailer, which itself was a stronger “growth” company and therefore a better comparison to Tilly’s for market multiples, was already represented in the market approach sample.

•	Please tell us when and at what price the re-priced options were originally issued

Response: The Company advises the Staff that the following grants were re-priced to $8.98 in October 2010:

Original grant date	# of options re-priced	Original Exercise Price
August 27, 2007	631,000	$12.73
April 23, 2008	27,500	$14.47
April 13, 2010	81,000	$9.64
Total re-priced	739,500

•	Tell us if a marketability discount was used. If so, please provide the amount for each valuation as of and since October 2010 and the basis for your determination.

Response: The Company advises the Staff that it has revised the disclosure on pages 60 and 61 to discuss the marketability discount used for the valuations, which were performed with the assistance of a nationally recognized valuation services firm. The marketability discount used for the valuation supporting the exercise price for the October 2010 option grant was 15% and the discount used for the valuation supporting the exercise price for the March 2011 option grant was 10%.

Valuation for October 2010 Option Grant: Given the flat comparable store sales year-to-date and the profitability decline year-to-date from the prior year, expectations at that time were that an initial public offering would likely be further deferred and not occur until at least early 2012. The valuation services firm assisted us in determining an appropriate marketability discount under these circumstances by reviewing various restricted stock studies. The observed discount reflected in these studies ranged from 13.0% to 31.9%. Factors that affected the discount included size of the company, size of the block of stock, debt, distributions and profitability. Given Tilly’s size, historical profitability and management expectations of a potential IPO in early 2012, the expected discount would be expected to be at the low end of the range cited above. In addition, the valuation services

Mr. John Reynolds

August 11, 2011

firm assisted us in further defining the correct discount rate by applying a method that considers these factors in a “protective put approach”, calculating the put option value with the Black-Scholes model using company specific factors. The marketability discount was determined by estimating the value of the at-the-money put option at the valuation date through the anticipated expiration date of the put option, which would be the expected effective date of the initial public offering. The marketability discount utilizing the put approach was 15.4%, consistent with the lower end of the range noted above. This was rounded down to 15% to use as the marketability discount for the valuation report issued in October 2010.

Valuation for March 2011 Option Grant: Comparable store sales performance and company profitability improved substantially over the last few months of 2010, as it did generally for Tilly’s competitive set. This improved performance, and as a result the upwardly revised forecast for 2011, caused Tilly’s to move up the expected date of a potential IPO to mid-2011 rather than early 2012. The valuation services firm again assisted Tilly’s in the valuation, applying the “protective put approach” with a shortened duration for the put option and determined that the marketability discount should be reduced to 10%.

•	Please disclose the events and factors that result in the changes in your valuation from $16.26 to your IPO price, when available, and how those factors related the changes in valuation assumptions.

Response: The Company acknowledges the Staff’s comment and will provide a disclosure in a subsequent amendment when an IPO price range has been established.

22.	We note your disclosure that you have not drawn any funds from your Wells Fargo credit facility that will expire upon the consummation of this offering. Please clarify how the credit facility, or lack thereof if you are unable to renew or obtain a new one, affects your operations, liquidity, and growth plans.

Response: The Company advises the Staff that it has revised its disclosure on page 49 to clarify how the credit facility, or lack thereof if the Company is unable to amend the existing facility or obtain a new facility, affects the Company’s operations, liquidity and growth plans.

Business, page 61

23.	Please revise to provide disclosure of the general development of business, including that of your operating subsidiary, World of Jeans & Tops. See Item 101(a) of Regulation SK. Also, please provide a brief description of the Reorganization Transaction including all material terms.

Response: The Company advises the Staff that it has revised the disclosure to include a new section titled “About Tilly’s” on page 68.

Mr. John Reynolds

August 11, 2011

24.	We note the statistical information on page 65. Please provide with more specificity the source of this information, such as title, author, date of publication, whether this information is publicly available, and if so, a citation, website, or other reference to locating the information. Provide us supplementally with the source information.

Response: The Company advises the Staff that it has revised the disclosure on page 68 to provide more specificity regarding the source of the information. In addition, the Company advises the Staff that the Euromonitor International and Board-Trac data is publicly available upon payment of a fee and that the U.S. Census Bureau information is publicly available at http://www.census.gov/population/www/projections/downloadablefiles.html. The Company will separately provide the Staff with paper copies of this source information pursuant to Rule 418(b) of the Securities Act. We request the Staff destroy these materials after they are no longer needed.

25.	Please revise to provide a more detailed description of your suppliers for your private label merchandise. For example, it is unclear whether they are mostly domestic distributors, third party manufacturers in Asia, the number and concentration of vendors, etc.

Response: The Company advises the Staff that it has revised the disclosure on page 70 to provide a more detailed description of its suppliers for its private label merchandise.

26.	We note your disclosure on page 36 and 69 that your target net investment to your stores is between $500,000 and $550,000 and those figures are based on historical performance. Please revise to indicate whether these model figures are based on recent performance and whether they take into account recent trends, events and uncertainties. For example, it is unclear whether these figures are based on recent landlord allowances that may not be sustainable in future periods if the commercial real estate market recovers.

Response: The Company advises the Staff that it addressed this comment within its response to comment #7 above.

27.	Please provide a more detailed discussion of your competitive position in your industry, as required by Item 101(c)(x) of Regulation S-K.

Response: The Company advises the Staff that it has revised the disclosure on page 76 to provide a more detailed discussion regarding the Company’s competition. However, the Company does not know its specific competitive position in the industry and it does not believe that such information is reasonably available to the Company.

Properties, page 72

28.	Please revise to provide more detail as to the suitability, adequacy, productive capacity and extent of utilization of all the noted properties.

Mr. John Reynolds

August 11, 2011

Response: The Company advises the Staff that it has revised page 76 to provide greater detail as requested.

Management, page 74

29.	Please revise footnotes on page 74 to clarify if membership in various committees for your directors refers to committees of World of Jeans & Tops or Tilly’s, Inc. upon the close of the public offering.

Response: The Company advises the Staff that it has revised the footnotes on page 78 to clarify that director membership in the various committees refers to Tilly’s, Inc.

30.	Please revise to clarify which of your executive officers of World of Jeans & Tops will also be executive officers of Tilly’s, Inc.

Response: The Company advises the Staff that it has revised the first paragraph of this section on page 78 to indicate which individuals will be officers of Tilly’s, Inc.

31.	We note on your signature page you indicate you have a sole director, Mr. Shaked. Your disclosure on page 78 indicates that the prospective board of directors for Tilly’s, Inc. will expand to six members upon the close of your offering, but you have various references to “directors” in the present tense and that you “currently have three standing committees.” Please revise to clarify whether Mr. Shaked is currently the sole director of Tilly’s. Also, please revise your registration statement to clarify which parts of your corporate governance structure exists currently or is prospective in nature.

Response: The Company advises the Staff that Mr. Shaked is no longer its sole director and the Company has revised the signature page accordingly. In addition, the Company has revised the statement on page 81 to state that its Board of Directors consists of five individuals. Also, the Company confirms that the corporate governance structures discussed are currently in existence.

32.	Please revise to clarify whether Seth Johnson, Janet Kerr, Jerold Rubinstein, Bernard Zeichner, and Daniel Griesemer are current directors or nominees of Tilly’s, Inc. If they are nominees, please revise to clarify the process of how they will be appointed directors upon the closing of the offering and provide the consents required by Instruction 2 to Item 401(a) of Regulation S-K.

Response: The Company advises the Staff that it has revised the disclosure on page 82 to clarify that Seth Johnson, Janet Kerr, Bernard Zeichner and Daniel Griesemer are current directors of Tilly’s, Inc. Please note the disclosure regarding Jerold Rubinstein has been removed, as Mr. Rubinstein is no longer expected to serve as a member of the Company’s board of directors.

Annual Cash Bonus, page 85

Mr. John Reynolds

August 11, 2011

33.	We note your disclosure indicates that the board of directors has adopted an incentive annual bonus plan for fiscal year 2011. Please revise to address this plan in more detail.

Response: The Company advises the Staff that it has revised its disclosure on page 89 to address in more detail its incentive annual bonus plan for fiscal year 2011.

Executive Compensation, page 87

34.	We note your disclosure identifies three named executive officers in your Summary Compensation Table. Please advise us why you have not identified additional named executive officers pursuant to Items 402(a)(3)(iii) and (iv) of Regulation S-K. Otherwise, please revise your Executive Compensation section accordingly.

Response: The Company advises the Staff that it has not indentified any additional named executive officers because, at the present time and during fiscal year 2010, no other individuals meet or met the definition of “executive officer” as set forth in Rule 3(b)-7 of the Exchange Act.

Description of Capital Stock, page 107

35.	Please revise to disclose the number of holders of your prospective common stock B.

Response: The Company advises the Staff that it has revised its disclosure on page 111 to note there will be four holders of its Class B common stock upon consummation of the Reorganization Transaction.

36.	Please revise to provide the disclosure required by Item 510 of Regulation S-K in your prospectus.

Response: The Company advises the Staff that it has included the undertaking required by paragraph (h) of Item 512 of Regulation S-K in Item 17, “Undertakings” of the Registration Statement and, therefore, the Company does not believe the disclosure in Item 510 of Regulation S-K is required.

Financial Statements

General

37.	Please provide a currently dated consent from your independent accountant for amendments over 30 days and note the updating requirements of Rule 3-12(g) of Regulation S-X.

Response: The Company confirms to the Staff that it will ensure that an appropriate currently dated consent from its independent accountant will be included with each amendment to the Registration Statement in accordance with Rule 3-12(g) of Regulation S-X.

Mr. John Reynolds

August 11, 2011

Interim Financial Statements

Notes to Interim Financial Statements

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Segment Reporting, page F-6

38.	We note you have aggregated your retail stores and e-commerce store into one operating segment, thus resulting in one reporting segment. Tell us how you considered (i) the different methods used to distribute your product in each segment, (ii) the apparent different gross margins for each segment (i.e. cost of sales includes store occupancy costs for your retail stores), (iii) e-commerce sales represent approximately 10% of your net sales and (iv) the growth rate of your e-commerce store versus your retail stores in your conclusion that these two segments should be aggregated into one reporting segment. Refer to FASB ASC 280-10-50-11 and 55-7A to 55-7C.

Response: The Company advises the Staff that it concluded that it is appropriate to aggregate its brick-and-mortar stores and e-commerce store into one operating segment based on the guidance in ASC 280-10-50-11, since the aggregation is consistent with the objective and basic principles of ASC 280, the segments have similar economic characteristics, as discussed below, and the segments are similar in the following areas:

a.	The nature of the products: E-commerce is set up as an individual store in the Company’s allocation system, and allocated the same merchandise in the same process as are the brick-and-mortar stores. The merchandise sold in the Company’s e-commerce store is substantially the same as that sold in its brick-and mortar stores, with similar retail prices to the customer. If a desired item is not in stock at a particular brick-and-mortar store, the customer in the store can request a sales associate order that item for the customer. The sales associate will order the merchandise, and it will be shipped directly to the customer free of shipping and handling charges. Therefore, some of the brick-and-mortar store sales have a similar method of merchandise delivery as a sale made via e-commerce. In addition, customer returns of merchandise purchased at the e-commerce store are accepted at the brick-and-mortar stores.

b.	The nature of the production processes: Merchandise purchasing for both the brick-and-mortar stores and the e-commerce store is led by the same General Merchandising Manager with a buying organization that supports all stores, regardless of whether the store is brick-and-mortar or e-commerce. Purchase orders sent to vendors contain certain aggregated quantity orders for all stores, both brick-and-mortar and e-commerce.

Mr. John Reynolds

August 11, 2011

c.	The type or class of customer for the products: The same type of customer is targeted by the Company for shopping in both brick-and-mortar and the e-commerce stores. Often, the exact same customer will shop on our e-commerce store, and at other times shop in person at one of our brick-and-mortar stores. Cross-promotional strategies exist in order to use the e-commerce website to drive customer traffic into brick-and-mortar stores, and, likewise, promotional information is available in the brick-and-mortar stores directing customers to the e-commerce store. In addition, e-mail addresses obtained through ongoing customer sign-up programs in the brick-and-mortar stores and the e-commerce store are a significant marketing tactic employed to communicate promotional activity to customers to direct them to both the brick-and-mortar stores and the e-commerce store. Periodic enter-to-win and other programs obtain customer names and addresses to add to the Company’s customer database, which is then used for periodic mailings of catalogs to customers with promotional coupons, coupons that are redeemed at both brick-and-mortar stores and the e-commerce store.

d.	The methods used to distribute products: The Company has a distribution center connected to its corporate headquarters in Irvine, California. All merchandise purchased from suppliers is received in the distribution center, which houses merchandise for all the brick-and-mortar stores and the e-commerce store. After merchandise is received from the vendors, it is allocated and shipped out to each of the brick-and-mortar stores or transferred to a separate holding area used for e-commerce inventory, which is subsequently shipped out to customers after the on-line sales. The process utilized by the Company to distribute merchandise is essentially similar for the brick-and-mortar stores and the e-commerce store. The largest difference relates to the ultimate shipping address of the merchandise, being either directly to the customer for e-commerce shipments, or to the brick-and-mortar store for the customer to purchase there.

e.	Nature of the regulatory environment: There are no significant aspects of the regulatory environment which would call into question the Company’s conclusion that it is appropriate to aggregate the brick-and-mortar stores and the e-commerce store.

Following are responses to the specific questions from the Staff regarding the Company’s conclusion that it is appropriate to aggregate the brick-and-mortar and e-commerce stores into one operating and reporting segment:

(i)	The different methods used to distribute your product in each segment: As noted above, the receipt, processing and distribution of merchandise is essentially similar for the Company’s brick-and-mortar stores and the e-commerce store. The largest difference in the process is the ultimate shipping address of the merchandise upon leaving the Company’s distribution center.

Mr. John Reynolds

August 11, 2011

(ii)	The apparent different gross margins for each segment (i.e. cost of sales includes store occupancy costs for your retail stores): Although occupancy costs are included in the gross margin calculation for the Company’s brick-and-mortar stores, the e-commerce store includes certain internet costs (e.g. shipping costs, website hosting fees) that are not applicable for the brick-and-mortar stores. In total as of the most recent 12 month period as of the fiscal month ended July 2, 2011, the profit margin, as a percentage of net sales of the Company’s e-commerce store is within 50 basis points of the profit margin of all of the Company’s store locations. In addition, as noted above, the e-commerce store is set up as an individual store in the Company’s allocation system, and accounted for similarly to the brick-and-mortar stores.

(iii)	E-commerce sales represent approximately 10% of your net sales: Historically, total sales from the e-commerce store have been less than 10% of the total Company net sales. The Company expects that e-commerce store sales as a percentage of total company net sales will continue to gradually increase over the next several years. However, based on its consideration of the aggregation criteria in ASC 280-10-50-11 and 55-7A to 55-7C, the Company believes that the brick-and-mortar stores and the e-commerce store have similar economic characteristics, and such similarities will continue into the future.

(iv)	The growth rate of your e-commerce store versus your retail stores: The Company launched its e-commerce store approximately six years ago with a limited investment. The high growth rate of the e-commerce store over the past six years is largely related to the small sales base upon which these initial years of sales grew and the rapid growth of online shopping in general. The Company expects that, over time, the growth rate of its e-commerce store will be economically similar to that of its brick-and-mortar stores.

Both the brick-and-mortar stores and the e-commerce store share a similar type of customer, nature of products and production processes, as well as similar economic characteristics and profitability. Based on the above, and its consideration of ASC 280-10-50-11, the Company concluded that it was appropriate to aggregate its brick-and-mortar stores and e-commerce store into one operating segment.

Unaudited Pro Forma Balance Sheet Information, page F-6

39.	Please revise to include the impact of the vested stock options that will become exercisable upon consummation of the offering as described on page F-9.

Response: The Company advises the Staff that the impact of the vested stock options are currently unknown and will depend on the timing of the consummation of the Company’s initial public offering. The Company intends to update the pro forma disclosures with the amounts in a future filing closer to the effective date, and acknowledges that the Staff may have further comments.

Mr. John Reynolds

August 11, 2011

Exhibits

40.	Please file all of your remaining exhibits as soon as possible. Please note we need sufficient time to review all of your proposed exhibits and that our examination of your exhibits may affect our review of your registration statement and result in further comments.

Response: The Company confirms to the Staff that it will file any remaining exhibits as soon as possible and acknowledges the Staff will need sufficient time to review the exhibits.

41.	Please file the lock-up agreements as exhibits.

Response: The Company advises the Staff that the form of lock-up agreement will be included as Annex II to the Form of Underwriting Agreement to be filed in a subsequent amendment to the Registration Statement as Exhibit 1.1.

42.	Please file the share exchange agreement and any other agreements related to the Reorganization Transaction as exhibits.

Response: The Company confirms to the Staff that it will file its share exchange agreement and any other material agreements related to the Reorganization Transaction as exhibits in a subsequent amendment to the Registration Statement.

43.	Please file the waiver, notice of cancellation, or any other document that evidences that mortgagor cancelled the loan guarantee World Jeans & Top provided to Shaked Holdings, as described on page 103.

Response: The Company advises the Staff that it has filed the cancellation of loan guaranty for World of Jeans & Tops as an exhibit.

44.	We note Exhibits 10.2, 10.8, 10.9, and 10.10 omit certain exhibits and/or attachments. Please file these agreements in their entirety, as required by Item 601(b)(10) of Regulation S-K.

Response: The Company advises the Staff that it has re-filed exhibits 10.2, 10.8 and 10.9 so they include any referenced exhibits. The Company has re-filed exhibit 10.10 and removed the reference to an exhibit. This document should not have contained an exhibit reference.

If you have any questions regarding any of the responses in this letter or Amendment No. 1, please call Patrick Grosso, General Counsel, at (949) 609-5567 or, in his absence, Bill Langsdorf, Chief Financial Officer, at (949) 609-5552.

Mr. John Reynolds

August 11, 2011

Sincerely,

/s/ Daniel Griesemer

Daniel Griesemer

Enclosure

Cc:	Edwin Kim
David Link
Blaise Rhodes
Brian Bhandari